

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

Via E-mail

Michael T. Cartwright
Chairman and Chief Executive Officer
AAC Holdings, Inc.
115 East Park Drive, Second Floor
Brentwood, TN 37027

> **Re:** **AAC Holdings, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 25, 2014**
> **CIK No. 0001606180**

Dear Mr. Cartwright:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Use of Proceeds, page 35

1. We note your response to comment 7. The specific contingencies that would result in a change of the use of proceeds remain unclear. Please clarify.

Unaudited Pro Forma Consolidated Financial Statements, page 41

Unaudited Pro Forma Consolidated Statements of Income for the Year Ended December 31, 2013, page 43

2.   We note the adjustment of $ 960 regarding dividend to BHR series A preferred unit holder. We note the explanation regarding this adjustment has been omitted in this amendment. Please revise to include an explanation regarding this adjustment or advise.

Note 3- Unaudited Pro Forma Consolidated Balance Sheet adjustments, page 48

3.   Please explain to us how each of the pro forma adjustments reflected under "kk" were derived and provide us the basis for such adjustments.

Management's Discussion and Analysis of financial condition and Results of Operations, page 57

4.   We note your revised disclosure regarding days sales outstanding and other metrics in response to prior comment 10. Please revise to disclose, or advise us why the discussion of key metrics should not provide, qualitative and quantitative information about the average length of stay at your facilities.

5.   We note the revised disclosure on page 63 attributing the increase in client related services to greater census in detoxification and residential beds, which require greater numbers of more highly qualified medical staff. It appears the other categories of beds and services identified on page 92 involve materially lower costs. Please revise where appropriate to clarify and quantify the approximate percentage of each category compared to total offered beds and services.

Liquidity and Capital Resources, page 71

6.   We note the revised disclosure in the last full paragraph on page 71 and the second full paragraph on page 72. You appear to have a material deficiency in your liquidity. Please revise to clarify and state, if true, that the offering is the course of action you are taking to remedy the deficiency. See Item 303(a)(1) of Regulation S-K.

Consolidation of VIEs, page 78

7.   We note your responses to comments 12 and 25. Please identify the parties to these material agreements, quantify the material terms (including the negotiated management fees and receivables), and clarify further how you direct the treatment of your clients by the professional groups through the indicated arrangements. Please note that we may have further comment once you file the management agreements.

Business, page 86

8.   It remains unclear from your response to prior comment 14 what you mean by the phrase evidence-based. Please clarify.

Management, page 107

9.   Please provide the complete disclosure requested in prior comment 16 for Mr. Freeman.

Financial Statements

3. Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page F-12

10.   We note your response to our prior comment 22. However, to enhance reader's understanding of the basis for your conclusion, please address the following: Considering you provide services through six treatment facilities, (a) please clarify for us what you consider a reporting unit (e.g. treatment center) (b) tell us whether segment management, as that term is defined in FASB ASC 280-10-50-7, regularly reviews the operating results of the individual treatment centers and the level at which individual treatment center performance is reviewed (c) please provide your analysis of how you determined you have one reporting unit for purposes of the Company's goodwill impairment test based on the guidance in FASB ASC 350-20-35-34.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jamie Kessel at (202) 551-3727 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): Howard Lamar III, Esq.